THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

May 1, 2007

Michael McTiernan, Esq., Staff Attorney

           VIA E-MAIL

Division of Corporation Finance

    AND

United States Securities and Exchange Commission       FACSIMILE TRANSMISSION

450 Fifth Street, N. W.

      TO

Washington, D. C. 20549

          202-772-9210

Re:

Veridigm, Inc.

Preliminary Information Statement on Schedule 14C

Filed on April 11, 2007

Dear Mr. McTiernan:

I am submitting this letter on behalf of the above-named Registrant, in response to your letter dated April 23, 2007 (“Comment Letter”).

The Comment Letter has requested information about the manner in which majority consent of shareholders for the corporate name change was obtained. In this regard, please be advised that:

•

There are a total of eight consenting shareholders representing 38,637,500 shares or 56.24% of the shares of outstanding common stock, including the CEO/Director (who holds 20,000,000 shares or 29.11%);

•

Four of the remaining seven consenting shareholders are affiliates of an entity that is both a minor shareholder and major creditor of the Registrant;

•

The remaining two consenting shareholders are business associates of the CEO and each other;

•

All of the consenting shareholders have a working relationship with each other and the Registrant;

•

The Registrant is a shell company, and these consenting shareholders have been actively involved in a search for a new business venture.

•

As such, the consenting shareholders are in regular contact with each other and the

Michael McTiernan, Esq., Staff Attorney

May 1, 2007

Registrant with regard to the Registrant’s business activities and affairs; and

•

The search for a new business venture recently resulted in the Registrant entering into an exclusive licensing arrangement which has led to the need to change the corporate name.

Based upon the foregoing relationships and common activities and upon the fact that the name change decision was the result of group efforts and discussions and not at the direction of anyone person, it is the Registrant’s belief that “solicitation” as described and intended under Regulation 14A did not occur in obtaining the majority consent in the present situation. Furthermore, in the alternative, if deemed  a “solicitation”, it is the Registrant’s belief that since such activity was not conducted by the Registrant or on behalf of the Registrant by anyone person, the exemption for “solicitations” of  not more than 10 shareholders under Rule 14a-2 is applicable.

If you have any further questions please contact the undersigned.

Very truly yours,

cc:

Phil Wong

Jeff Eng